UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                    SCHEDULE 13D

     Under the Securities Exchange Act of 1934
                 (Amendment No. 9)*

                Measurex Corporation
- ----------------------------------------------------------
                  (Name of Issuer)

       Common Stock, par value $.01 per share
- ----------------------------------------------------------
           (Title of Class of Securities)

                    583432 10 9
          ---------------------------------
                   (CUSIP Number)

               K. Thor Lundgren, Esq.
               Harnischfeger Industries, Inc.
               13400 Bishops Lane
               Brookfield, Wisconsin 53005
               (414) 797-6844
- -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                   June 22, 1995
          ---------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    SCHEDULE 13D

CUSIP NO. 583432 10 9              Page 2 of 23 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Harnischfeger Industries, Inc.
     I.R.S. Identification No. 39-1566457

2.   Check the Appropriate Box if a Member of a Group*
                                        (a)  /x/
                                        (b)  / /

3.   SEC Use Only

4.   Source of Funds*
     WC

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)      / /

6.   Citizenship or Place of Organization
     Delaware


               7.   Sole Voting Power
 Number of               -0-
  Shares
Beneficially   8.   Shared Voting Power
 Owned By           -0-
  Each
 Reporting          9.   Sole Dispositive Power
  Person            -0-
  With
                10. Shared Dispositive Power
                    -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    -0-

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares*                              / /

13.  Percent of Class Represented by Amount in Row (11)
                    -0-

14.  Type of Reporting Person

     HC, CO

                    SCHEDULE 13D

CUSIP NO. 583432 10 9              Page 3 of 23 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Reporting Person

     HIHC, Inc.
     I.R.S. Identification No. 51-0327827

2.   Check the Appropriate Box if a Member of a Group*
                                        (a)  /x/
                                        (b)  / /

3.   SEC Use Only

4.   Source of Funds*
     AF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(E)      / /

6.   Citizenship or Place of Organization
     Delaware

               7.   Sole Voting Power
 Number of               -0-
  Shares
Beneficially   8.   Shared Voting Power
 Owned By           -0-
   Each
 Reporting          9.   Sole Dispositive Power
  Person            -0-
  With
                10. Shared Dispositive Power
                    -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                    -0-

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares*                              / /

13.  Percent of Class Represented by Amount in Row (11)
                    -0-

14.  Type of Reporting Person

     CO

                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Date:  June 28, 1995


                     HARNISCHFEGER INDUSTRIES, INC.

                    By:  /s/ Eric B. Fonstad
                         -------------------------
                    Name:  Eric B. Fonstad
                    Title: Assistant Secretary


                    HIHC, INC.

                    By:  /s/ John P. Garniewski, Jr.
                         -------------------------
                    Name:  John P. Garniewski, Jr.
                    Title: President

SCHEDULE 13D

     This Amendment No. 9 to the statement on Schedule 13D filed by Harnischfeger Industries, Inc. and HIHC, Inc. on
July 26, 1990, (the "Initial Statement", and, as amended from time to time, the "Statement") relates to shares of Common Stock, par value $. 01 per share (the "Common
Stock"), of Measurex Corporation, a Delaware corporation
(the "Company") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities
Exchange Act of 1934, as amended. Items 4 and 5 of the Statement are hereby amended as set forth below.

     The address of the Company's principal executive office is One Results Way, Cupertino, California 95014.


Item 4. Purpose of Transaction.
       -----------------------

     In connection with the repurchase of Common Stock by the Company on June 22, 1995, Harnischfeger and the Company amended the Affiliation Agreement by deleting the words
"and Article III" from Section 6.01(d).


Item 5. Interest in Securities of the Issuer.
       -------------------------------------

     (a)  On June 22, 1995, the Company repurchased all
Common Stock beneficially owned by the Reporting Persons.
Consequently, neither Reporting Person currently beneficially owns shares of Common Stock.

     (b)  Following the June 22, 1995, repurchase of
Common Stock by the Company, neither Reporting Person had sole or shared power to vote or dispose of shares of Common
Stock.

     (c)  The only transaction effected by the Reporting
Persons in shares of Common Stock during the past 60 days was the sale of 1,613,100 shares of Common Stock to the Company as of June 22, 1995 at a per share price of $32.50 for an aggregate amount of $52,425,750.00.

     Except as set forth above, neither the Reporting
Persons nor, to the best knowledge of the Reporting
Persons, any of the executive officers or directors of such Reporting Persons listed on Appendix I hereto, has effected any transaction in shares of Common Stock during the past
60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.